Direct Line 852 2680 8805 Direct Fax 852 2680 8860

BY REGISTERED POST

27 March 2007

SUPPL

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Fi[redacted]
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 2
U. S. A.

07022414

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010)~~

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Final Results for the Year Ended 31 December 2006

The Annual Report 2006 will be available by the end of April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

CoSec\Annual2006\Announcement-Distribution.doc

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2006 as follows:

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		566,953	623,025
Investment properties		773,800	733,000
Lease premium for land		32,609	33,630
Intangible assets		34,920	35,791
Interests in associates		53,169	45,443
Available-for-sale financial assets		208,516	147,828
Defined benefit plan's assets		39,611	33,539
		1,709,578	1,652,256
Current assets			
Inventories		29,252	38,418
Accounts receivable	3	281,771	245,217
Prepayments, deposits and other receivables		17,028	20,814
Cash and bank balances		255,306	181,449
		583,357	485,898
Total assets		2,292,935	2,138,154
EQUITY			
Capital and reserves			
Share capital	4	156,095	156,095
Reserves		1,523,737	1,408,314
Proposed dividend		202,923	156,095
		1,726,660	1,564,409
Shareholders' funds		1,882,755	1,720,504
Minority interests		11,832	10,406
Total equity		1,894,587	1,730,910
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured		17,000	17,000
Deferred income tax liabilities		111,833	105,461
		128,833	122,461
Current liabilities			
Accounts payable and accrued liabilities	5	149,881	134,996
Subscriptions in advance		23,037	24,431
Current income tax liabilities		81,672	66,725
Short-term bank loans, unsecured		1,990	51,918
Bank overdraft, secured		12,935	6,713
		269,515	284,783
Total liabilities		398,348	407,244
Total equity and liabilities		2,292,935	2,138,154
Net current assets		313,842	201,115
Total assets less current liabilities		2,023,420	1,853,371

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
Revenue	2	1,213,156	1,120,376
Other income		4,436	3,858
Staff costs		(377,084)	(369,291)
Cost of production materials		(178,350)	(170,377)
Rental and utilities		(35,226)	(30,842)
Depreciation and amortisation		(65,609)	(77,955)
Advertising and promotion		(30,989)	(30,535)

5. **Accounts payable and accrued liabilities**

Included in accounts payable and accrued liabilities are the following trade payables:

	Group 2006 Balance HK$'000	2006 Percentage %	2005 Balance HK$'000	2005 Percentage %
0 to 30 days	29,888	80.2	25,311	80.8
31 to 60 days	4,436	11.9	1,451	4.6
61 to 90 days	333	0.9	517	1.7
Over 90 days	2,609	7.0	4,056	12.9
Total accounts payable	37,266	100.0	31,335	100.0
Accrued liabilities	112,615		103,661	
Total accounts payable and accrued liabilities	149,881		134,996	

6. **Income tax expense**

	Group 2006 HK$'000	2005 HK$'000
Current income tax		
Hong Kong profits tax	73,031	44,196
Overseas taxation	644	555
Deferred income tax	6,372	14,220
	80,047	58,971

Hong Kong profits tax has been provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

7. **Dividends**

(a) Dividends attributable to the year:

	Group and Company 2006 HK$'000	2005 HK$'000
Interim dividend paid, HK6 cents (2005: HK5 cents) per share	93,657	78,047
Final dividend proposed, HK13 cents (2005: HK10 cents) per share	202,923	156,095
	296,580	234,142

(b) Dividends paid during the year:

	Group and Company 2006 HK$'000	2005 HK$'000
Interim dividend in respect of 2006, HK6 cents per share	93,657	–
Interim dividend in respect of 2005, HK5 cents per share	–	78,047
Final dividend in respect of 2005, HK10 cents per share	156,095	–
Final dividend in respect of 2004, HK7 cents per share	–	109,266
Special dividend in respect of 2004, HK3 cents per share	–	46,829
	249,752	234,142

8. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$338,584,000 (2005: HK$246,357,000) and 1,560,945,596 (2005: 1,560,945,596) shares in issue during the year.

As at 31 December 2006, there were share options outstanding that enable holders to subscribe for 6,793,000 shares (2005: 7,353,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

9. **Comparative figures**

Certain comparative figures have been reclassified to conform to current year's presentation for a fairer representation of the Group's activities. These reclassifications have no effect on financial position, profit for the year or the cash flows of the Group

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company in 2006. The principal business activities of its subsidiaries during the year were newspaper, magazine and book publishing, music publishing and investments.

Financial Highlights

The Hong Kong operation became profitable following a restructuring at the end of 2005. TV commercial and documentary tapes business benefited from strong economic growth while post-production and tape transfer business continued to suffer from the weakness in the local film industry.

Higher losses were incurred in the Guangzhou operation. The business faced aggressive price competition in post-production work from many small post-production houses using unlicensed software and equipment. A restructuring was carried out in mid-2006 to focus on developing higher value added business.

Music Publishing

Net profit increased 29% mainly from the release of DVD & VCD formats of "Anita Mui Final Concert Live" and improved royalty income from industry associations.

Liquidity and Capital Resources

As at 31 December 2006, the Group had total borrowings of $31.9 million. Borrowings comprised of a $17.0 million three-year unsecured floating rate loan denominated in Hong Kong dollars, a $2.0 million short-term revolving bank loan and a $12.9 million bank overdraft denominated in Renminbi payable within one year. A $50.0 million unsecured short-term revolving bank loan was paid in 2006. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2006, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.2 times compared with 1.7 times as at 31 December 2005.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year ended 31 December 2006 was $369.7 million compared with $338.4 million for the same period last year. The higher cash inflow was partly offset by tax payments during the year.

Investment Activities

Net cash inflow from investing activities was $8.3 million compared with a net cash outflow of $98.0 million in 2005. Cash was raised from the sale of investment shares ($19.7 million), dividend income ($7.5 million) and interest income ($5.3 million). These inflows were partially offset by capital expenditures of $24.4 million, of which $12.3 million was spent on (i) development of websites and content management system; (ii) upgrading accounting and magazine circulation systems; and (iii) office renovation and billboard construction work. The balance was spent on computer related equipment and replacement items. Net cash outflow from investing activities of $98.0 million in 2005 was mainly for the purchase of four new printing presses.

Financing Activities

Net cash used in financing activities was $310.4 million, comprising dividend payments of $249.8 million to shareholders of the Group and $7.5 million to a minority shareholder of a subsidiary, and the repayment of a bank loan of $50.0 million.

OUTLOOK

In 2007, the Hong Kong economy is expected to grow although at a more moderate pace than last year. The government forecasts GDP growth at 4.5% to 5%. This favorable economic environment should benefit our publishing business which derives revenues primarily from advertising.

Circulation is expected to be stable although it is declining for the industry as a whole. We expect display advertising to outperform the market due to the attractiveness of the readership profile of our newspaper and magazine titles. The editorial coverage of the newspaper will be strengthened with a focus on China and business coverage. The revamp of our websites and the launch of new digital products will further enhance our digital capabilities.

The most significant risks to continuing growth in our business are the expected loss of revenue from notices when the stock exchange eliminates the requirement for listed companies to publish announcements in newspapers, the volatile nature of revenue from IPOs which are outside our control and the online trend in recruitment advertising and its effect on the established print recruitment advertising business.

Our focus in 2007 and beyond is to play on our strengths in our core publishing business where there is still much that can be done to generate reliable profits and cash flow, while carefully developing new multimedia products and business models that would be future growth drivers for the Group.

STAFF

As at 31 December 2006, the Group had 1,016 employees compared with 1,044 as at 31 December 2005. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits

	Note		
Fair value gain on investment properties		40,070	50,400
Gain on disposal of available-for-sale financial assets		13,680	711
Impairment of non-current assets		(16,186)	(35,704)
Operating profit	2	419,557	306,575
Net interest income/(expense)		2,128	(131)
Share of profits of associates		5,790	4,410
Profit before income tax		427,475	310,854
Income tax expense	6	(80,047)	(58,971)
Profit for the year		347,428	251,883
Attributable to:			
Shareholders		338,584	246,357
Minority interests		8,844	5,526
		347,428	251,883
Dividends	7	296,580	234,142
Earnings per share			
Basic and diluted	8	21.69 cents	15.78 cents

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation and adoption of new/revised HKFRS**

   (a) *Basis of preparation*

   The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain properties and available-for-sale financial assets.

   (b) *The adoption of new/revised HKFRS*

   HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2006, including the following that are relevant to the Group's operations:

   HKAS 19 Amendment: Actuarial Gains and Losses, Group Plans and Disclosures
   HKAS 21 Amendment: Net Investment in a Foreign Operation
   HKAS 39 Amendment: Cash Flow Hedge Accounting of Forecast Intragroup Transactions
   HKAS 39 Amendment: The Fair Value Option
   HK(IFRIC)-Int 4: Determining whether an Arrangement contains a Lease

   These amendments to standards and interpretations had no material impact on the Group's results and financial position except for HKAS 19 Amendment which introduced some changes in the disclosure requirements for defined benefit retirement schemes. These changes have been reflected in the Group's financial statements for the year ended 31 December 2006.

2. **Revenue and segment information**

   The Company acted as an investment holding company during the year. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

   Turnover consists of revenue from the Group's principal activities, which amounted to HK$1,213,156,000 and HK$1,120,376,000 for the year ended 31 December 2006 and 2005 respectively.

   Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	Revenue		Contribution to operating profit	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Newspapers, magazines and other publications	1,172,288	1,076,996	381,563	258,976
Investment properties	17,559	16,306	52,659	63,087
Video and film post-production	19,035	22,600	(16,457)	(16,919)
Music publishing	4,354	4,474	1,792	1,431
Total	1,213,156	1,120,376	419,557	306,575

3. **Accounts receivable**

   The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group 2006 Balance HK$'000	2006 Percentage %	2005 Balance HK$'000	2005 Percentage %
0 to 30 days	190,835	66.9	172,374	67.9
31 to 60 days	49,473	17.3	46.980	18.5
61 to 90 days	31,811	11.1	21,343	8.4
Over 90 days	13,223	4.7	13,108	5.2
Total	285,342	100.0	253,805	100.0
Less: Accumulated impairment losses	(3,571)		(8,588)	
	281,771		245,217	

4. **Share capital**

	Group and Company 2006 HK$'000	2005 HK$'000
Authorised: 3,000,000,000 shares of HK$0.10 each	300,000	300,000
Issued and fully paid: 1,560,945,596 (2005: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

- Operating profit from principal activities $377.6 million
- Operating profit $419.6 million
- Profit attributable to shareholders $338.6 million
- Earnings per share $0.22
- Total dividend per share $0.19

Operating Results of the Group

The Group's consolidated operating results for the years ended 31 December 2006 and 2005 were as follows:

(HK$ millions, except per share amounts)	2006	2005	% Change
Revenue	1,213.2	1,120.4	8
Staff costs	(377.1)	(369.3)	2
Production costs	(178.3)	(170.4)	5
Rental and utilities	(35.2)	(30.8)	14
Advertising and promotions	(31.0)	(30.5)	2
Other operating expenses	(148.4)	(154.1)	(4)
Operating costs before depreciation and amortisation	(770.0)	(755.1)	2
Depreciation and amortisation	(65.6)	(78.0)	(16)
Operating profit from principal activities	377.6	287.3	31
Other income	4.4	3.8	16
Fair value gain on investment properties	40.1	50.4	(20)
Impairment of non-current assets	(16.2)	(35.7)	(55)
Gain on disposal of financial assets available for sale	13.7	0.7	*
Operating profit	419.6	306.5	37
Net interest income/(expense)	2.1	(0.1)	*
Share of profits of associates	5.8	4.4	32
Income tax expense	(80.1)	(58.9)	36
Minority interests	(8.8)	(5.5)	60
Profit attributable to shareholders	338.6	246.4	37
Earnings per share (HK cents)	21.7	15.8	37

* *Represents an increase in excess of 100%*

Revenue rose by 8% to $1.2 billion and operating profits from principal activities increased 31% to $377.6 million, mainly due to strong notices revenue. Profit attributable to shareholders reached $338.6 million, the highest level in the past six years and a 37% increase year-on-year.

Increases in staff cost, production cost, and rental and utilities were offset by savings in other operating expenses and lower depreciation. Staff costs increased due to salary increments. Production costs increased 5% due to higher newsprint cost. The average cost of 48.8 gsm newsprint rose 9% from US$563 to US$613 per metric ton. Newsprint consumption dropped 2%, with a noticeable reduction in the second half of the year. This is attributable to the more efficient new printing presses and tight monitoring of ad ratios. Rental and utilities expenses rose 14% mainly due to the lease renewal of office premises at a higher rent, rates and utility expenses of vacant properties for lease and for billboards which were constructed in 2006.

Financial Review by Business

Publishing

Publishing revenues grew 9% and accounted for 97% of the turnover of the Group. EBITDA and operating profit margin improved significantly because of higher revenue contribution from notices which have higher margins.

The circulation of *South China Morning Post* and *Sunday Morning Post* was stable in the first half and showed a 2% drop in the second half owing to a decline in newsstand sales across the industry. However, lower retail sales was partly offset by gains in subscriptions and hotel sales.

Display advertising revenue increased 10%, outperforming the 4% growth in newspaper ad spending in Hong Kong. Yield was 5% higher year-on-year, following an increase in rate cards at the beginning of the year and strong color ad bookings.

Classified revenue recorded a 13% growth mostly due to the strong growth in notices advertising. Notices revenue from IPOs, results announcements, tenders and other notices rose 42%. Revenue from IPOs doubled year-on-year as a result of an increase in size, number and oversubscription of listings from mainland companies. Revenue from results announcements increased 19% and contributed 6% to the Newspaper Division's advertising revenue in 2006. Other company announcements, like connected parties transactions, discloseable or other major transactions, rose 16% and contributed 6% to the Newspaper Division's advertising revenue in 2006. Recruitment advertising revenue increased 1% despite a 7% drop in number of positions advertised in all recruitment publications, according to Nielsen Media's report.

The Magazine Division posted an 83% increase in net profit due to the strong performance of *Cosmopolitan* and *Harper's Bazaar* and cost cutting at unprofitable titles. *Cosmopolitan* maintained its position as the leading international women's title in the market. *Harper's Bazaar* benefited from higher ad spend by luxury brands.

Investment Properties

The operating profit includes a revaluation surplus of $40.1 million compared with $50.4 million in 2005. Rental income increased due to contribution from billboards.

Video and Film Post-production

The operating loss in 2006 includes a provision for asset impairment of $12.5 million due to the weak operating environment in Guangzhou.

DIVIDEND

The Directors recommend to pay a final dividend of HK13 cents per share (2005: HK10 cents). This final dividend, together with the interim dividend of HK6 cents per share, will make a total dividend of HK19 cents per share for the year ended 31 December 2006. The proposed final dividend, if approved, will be paid on Tuesday, 29 May 2007 to shareholders whose names appear on the Register of Members of the Company on Friday, 25 May 2007.

BOOK CLOSURE

The Register of Members of the Company will be closed from Monday, 21 May 2007 to Friday, 25 May 2007, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 18 May 2007 so as to qualify for the final dividend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and management are committed to upholding the Group's obligations to shareholders. Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards.

The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provisions of the Stock Exchange Code that requires the roles of chairman and chief executive officer to be separated and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied will be included in the Company's Annual Report 2006.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Sir David Li Kwok Po. Two meetings were held by the Audit Committee during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2006.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Remuneration Committee during the year.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Nomination Committee during the year.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 26 March 2007

As at the date of this announcement, the Board comprises
Executive Directors
Mr. Kuok Khoon Ean *(Chairman)* and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin *(Deputy Chairman)*, Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

The Company's Annual Report 2006 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKEx") will be published on HKEx's website in due course and will be dispatched to shareholders before end of April 2007.

* *For identification purpose only*

END